July 24, 2006

Mr. Gary Newberry
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Filed on EDGAR

RE:     Comment letter dated July 14, 2006

Mr. Newberry:

Pursuant to our phone conversation of Friday July 18, 2006, we are requesting an additional 10 business days from the date of this letter to respond to your letter.

Sincerely,

/s/ James R. Maronick
CFO